Confidential treatment has been requested by Nash-Finch Company pursuant to 17 CFR 200.83.
This letter omits the confidential information included in the unredacted version of this letter that was delivered to the Division of Corporation Finance of the Securities and Exchange Commission
and asterisks denote such omissions.
August 31, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3651
Attention: John Cannarella

RE:	Nash-Finch Company
Comment letter dated July 28, 2006
Form 10-K for the year ended December 31, 2005
Form 10-K/A for the year ended December 31, 2005
Form 10-Q for the fiscal quarter ended March 25, 2006
Dear Mr. Cannarella:
Set forth below are responses by Nash-Finch Company (“the Company”) to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Alec C. Covington dated July 28, 2006, with respect to the above mentioned filings. We have reproduced below the full text of the Staff’s comments in bold type, each of which is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations, page 19
1.	When you identify more than one business reason for a significant change in a line item between periods, you should quantify the incremental impact of each individual business reason on the overall change. For example, you indicate that the decline in gross profit as a percentage of sales in 2005 was attributable to inadequate execution in the management of manufacturer promotional spending and higher than expected acquisition integration costs. While this information is helpful, you do not quantify the impact of these factors on gross profit. In future filings, please quantify to the extent practicable the impact of each of the factors you identify that contribute to a significant change in financial statement line items between periods.

Response: In response to the Staff’s comment, we will quantify to the extent practicable, the impact of factors we have identified that contribute to a significant change in financial statement line items between periods in future 10-K and 10-Q filings.

Contractual Obligations and Commercial Commitments, page 23
2.	In future filings please include estimated interest payments and accretion on long-term debt obligations and other long-term liabilities reflected on your balance sheet in the table of contractual obligations. To the extent that interest rates are variable and unknown, consider developing an appropriate methodology to estimate such payments. One possible methodology is to apply the current applicable interest rate to determine the amount of future payments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include variable rate interest payments and certain other long-term liabilities from the table, you should include footnotes to the table that clearly identifies the excluded items and provide appropriate disclosures which are material to the understanding of your cash requirements. See item 303(a) (5) of Regulation S-K.

Response: In response to the Staff’s comment, we will include estimated interest payments and accretion on long-term debt obligations and other long-term liabilities reflected on the Company’s balance sheet in the table of contractual obligations in future 10-K filings.
Critical Accounting Policies, page 29
3.	In future filings please provide a quantitative analysis of each of your critical accounting estimates and the variability in your financial results resulting from changes in estimates or assumptions. Please also provide an analysis of the variability that is reasonably likely to result from changes in estimates and assumptions in the future. Please refer to SEC Release No. 33-8350.

Response: In response to the Staff’s comment, we will to the extent practicable, provide in future filings a quantitative analysis of each critical accounting estimate and the variability in our financial results resulting from changes in estimates or assumptions. We will also, where practicable, provide in future filings an analysis of the variability that is reasonably likely to result from changes in estimates and assumptions in the future.
Quantitative and Qualitative Disclosures about Market Risks, page 33
4.	In future filings please provide a sensitivity analysis of the potential loss in future earnings, fair values or cash flows of market risk sensitive instruments resulting from one or more selected hypothetical changes in interest rates over a selected period of time. Please refer to Item 305 of Regulation S-K.

Response: In response to the Staff’s comment, we will perform appropriate sensitivity analyses of the potential loss in future earnings, fair values or cash flows of market risk sensitive instruments resulting from hypothetical changes in interest rates over selected periods of time, and we will disclose in future 10-K filings the results of these analyses when material.
Financial Statements and Supplementary Data, page 34
Consolidated Statements of Income, page 35
5.	In future filings please revise the cost of sales and selling, general and administrative expenses line item captions to clearly indicate that the amounts exclude depreciation and amortization. For example, an appropriate caption would be “Cost of sales (exclusive of depreciation and amortization shown separately below).”

Response: In response to the Staff’s comment, we do not believe that the proposed caption modifications are required by SAB 11(b). In our current format, we disclose in the consolidated financial statements our total depreciation and amortization expense as a single line item in the costs and expenses section (total operating expenses) in close proximity to the “cost of sales” and “selling, general and administrative” line items. We believe this presentation already clearly indicates that the latter two line items do not include depreciation and amortization and sufficiently fulfills the underlying intent of SAB 11(b).
Consolidated Balance Sheets, page 36
6.	Please tell us the significant items and their amounts included in accrued expenses and other liabilities. If applicable, in future filings, please separately state in the balance sheet or in the notes to financial statements accrued expenses in excess of five percent of total current liabilities. See Rule 5-02.20 of Regulation S-X.

Response: In response to the Staff’s comment, significant items and their amounts included in accrued expenses and other liabilities are summarized on Schedule A, attached to this letter. Note that none of the items within the lines “Other Accrued Expenses” and “Other Items” on Schedule A exceed five percent of total current liabilities and five percent of total liabilities, respectively.

We will continue to monitor individual items included in accrued expenses and other liabilities and will separately disclose any amounts in excess of five percent of total current liabilities and five percent of total liabilities, respectively.
Consolidated Statements of Stockholders’ Equity, page 38
7.	In future filings please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, either on the face of the statements or in the notes to financial statements. Please refer to paragraph 25 of SFAS 130.

Response: In response to the Staff’s comment, please be advised that we do currently show on the face of our Consolidated Statements of Stockholder’s Equity the income tax expense or benefit of each component of Other Comprehensive Income. In our tabular presentation in the 10-K for the fiscal year ended December 31, 2005, we indicated that the amounts shown for fiscal 2005 were shown “net of tax of $918, $56 and $619, respectively”. Those amounts (in thousands) are the income tax expense amounts associated with the three individual line items disclosed as components of other comprehensive income. In future Form 10-K filings, we will present these income tax amounts related to the individual components of comprehensive income in a manner that will more clearly indicate to which component the related income tax expense or benefit amount corresponds.
Note 1. Summary of Significant Accounting Policies, page 40
Revenue Recognition, page 40
8.	Please tell us why it is appropriate to recognize revenue upon shipment of products to food distribution and military customers. In addition, in future filings please disclose your shipping terms and when customers take title and assume risk and awards of ownership.

Response: In response to the Staff’s comment, in our food distribution and military businesses, the date of shipment is also the date of delivery. Our shipping terms for food distribution and military sales are FOB Destination and customers take title and assume the risk and rewards of ownership when the goods arrive at their location. At the end of each reporting period, management monitors shipments on the last day to ensure that there are no undelivered shipments for which revenue should be deferred until the next reporting period. We will modify our disclosure in future Form 10-K and 10-Q filings to more clearly describe our shipping terms and identify customer receipt of the goods as the relevant event for revenue recognition purposes.
9.	We note that you provide a wide variety of services to your food distribution customers. Please tell us the amount of revenues from services for each year presented.

Response: In response to the Staff’s comment, following is a summary of revenues from services for each period presented:

Period	Total Service Revenue	Percent of Total Sales
2003	$13,447,376	0.4%
2004	11,187,413	0.3%
2005	10,709,844	0.2%
2005 (Q1)	2,013,717	0.2%
2006 (Q1)	2,321,167	0.2%
Cost of Sales, page 40
10.	Please tell us whether advertising income included in cost of sales represents the vendor allowances and credits disclosed in Note 1 under “Vendor Allowances and Credits” and in Note 2 or reimbursement of specific, incremental advertising costs incurred. Please also tell us the types of expenses that are classified as advertising costs. In addition, please tell us your basis in GAAP for classifying advertising costs in cost of sales as opposed to selling, general and administrative expenses.

Response: In response to the Staff’s comment, advertising income included as a reduction of cost of sales does not represent the vendor allowances and credits disclosed in Note 1 under “Vendor Allowances and Credits” and in Note 2, but rather includes direct incremental reimbursed costs that should be offset to the related costs in accordance with paragraph 6 of EITF 02-16. The types of expenses that are classified as advertising costs are, for example, costs associated with our weekly cooperative advertising flyer. Since the reimbursement is in excess of the direct costs in all years presented, the net amount is classified as a reduction of cost of sales as required by paragraph 6 of EITF 02-16. In addition, the Company discloses the gross costs and reimbursements as supplemental information in the applicable footnote.
Vendor Allowances and Credits, page 40
11.	Please tell us whether performance-based allowances and rebates are recognized on an allocation to the underlying transactions that result in progress toward earning the allowances and rebates or as milestones are achieved. If the former, please clarify your disclosure in future filings.

Response: In response to the Staff’s comment, performance-based allowances and rebates payable by vendors as a result of the Company completing a specified cumulative level of purchases are recognized as the underlying milestones are achieved. This recognition is consistent with the provisions of paragraph 7 of EITF 02-16.

Note 3. Acquisitions, page 46
12.	Please tell us and disclose in future filings the factors that contributed to a purchase price that resulted in the recognition of goodwill. Please refer to paragraph 51(b) of SFAS 141. Please also disclose in future filings the amount of goodwill expected to be deductible for tax purposes. Please refer to paragraph 52(c) (1) of SFAS 141.

Response: In response to the Staff’s comment, we determined at the time of the acquisition of the Lima and Westville divisions that the transaction provided us valuable strategic opportunities enabling us to further leverage our existing relationships in the regions in which these divisions operate and to grow our food distribution business in a cost-effective manner. These factors contributed to a purchase price that resulted in the recognition of goodwill.

Disclosure consistent with the preceding statement was included in the MD&A in our 10-K and 10-Q reports, but was not addressed in our Notes to the Consolidated Financial Statements. In future filings, we will include this information in our acquisition footnote.

Additionally, we will disclose in future Form 10-K filings the amount of goodwill resultant from the acquisition expected to be deductible for tax purposes.
Note 7. Long-Term Debt and Bank Credit Facilities, page 49
13.	Please tell us in detail how you are accounting for the conversion feature embedded in the convertible subordinated debt instrument disclosed on page 50 citing relevant authoritative literature. In that regard, it appears that the instrument is not a conventional convertible debt instrument and the requirements of paragraphs 12-32 of EITF 00-19 apply when evaluating whether the embedded derivative instrument is an equity instrument excluded from the scope of SFAS 133. Accordingly, please specifically address how you applied the requirements of EITF 00-19 initially and at the most recent balance sheet date. If the embedded conversion feature was initially or subsequently classified as equity, please tell us why you meet the conditions in paragraphs 12-32 of EITF 00-19.

Response: In response to the Staff’s comment, the conversion feature embedded in our convertible subordinated debt was, and continues to be, accounted for as an equity instrument.

EITF 00-19 defines three variants of convertible debt. Our convertible debt falls under Instrument C, in which upon conversion the issuer must satisfy the accreted value in cash and may satisfy the conversion spread in either cash or stock.

Instrument C convertible debt should be accounted for as a combined instrument if the conversion spread meets the requirements of EITF 00-19 for classification as permanent equity, and therefore the scope exception in paragraph 11(a) of SFAS 133 will apply. Paragraph 11(a) of SFAS 133 states that contracts that meet the following two tests shall not be considered as derivative instruments:
i)	The contract is indexed to the issuer’s own stock, or

ii)	The contract, if freestanding, would be classified as stockholder’s equity
If a contract provides a company with a choice of net-cash settlement or settlement in its own shares (physical or net-share settlement), the EITF 00-19 model assumes settlement in shares and the contract is therefore an equity contract. In paragraphs 12-32 of EITF 00-19, additional conditions are defined that must be met for a contract to be classified as equity. Listed below are the conditions and a description of how our convertible debt meets those requirements:

1)	The contract permits the company to settle in unregistered shares.
Yes: The contract permits the Company to settle in unregistered shares.
2)	The company has sufficient authorized and unissued shares available to settle the contract after all other commitments that may require issuance of stock during the maximum period of the derivative contract could remain outstanding.
Yes: The Company has sufficient authorized and unissued shares.
3)	The contract contains an explicit limit on the number of shares to be delivered in a share settlement (This requirement must be satisfied to allow a company to determine whether the previous criterion is met).
Yes: The contract sets a maximum conversion ratio and also a set maximum number of shares that can be issued. The conversion ratio is capped at 12.7109 shares per $1,000 note. The number of residual shares that can be issued is capped at 7.1469 shares per $1,000 note.
4)	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
Yes: There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.
5)	There are no cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
Yes: The contract does not provide for theses type of payments.
6)	The contract requires net-cash settlement only in specific circumstances in which the holders of shares underlying the contract also would receive cash in exchange for their shares.
Yes: The contract does not provide for a net-cash settlement
7)	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
Yes: The holders of the notes do not have rights with respect to the common stock that could be issued that rank higher than other shareholders of the stock underlying the contract.
8)	There is no requirement in the contract to post collateral at any point or for any reason.
Yes: The contract does not require the Company to post collateral.

14.	Please expand your disclosure in future filings to describe the conversion rights of the convertible subordinated notes in more detail. For example, the additional disclosures should describe the conditions for conversion, caps on the number of shares and conversion rates and the determination of conversion value. Please refer to paragraph 50 of EITF 00-19 and Rule 5-02.22 of Regulation S-X.

Response: In response to the Staff’s comment, we will make additional disclosures to satisfy EITF 00-19 and Rule 5-02.22 of Regulation S-X in future 10-K filings.
Note 12. Stock-Based Compensation, page 55
15.	Please tell us how you estimate the number of shares that will be issued under performance awards that will eventually be issued upon achievement of the performance criteria. Please also tell us the amount of the stock-based compensation expense recognized during each year presented. In addition, tell us how you reflect compensation related to performance awards in your balance sheet and the basis for that classification.

Response: In response to the Staff’s comment, the number of shares (or cash) ultimately paid out under awards granted pursuant to our long-term incentive plan (LTIP) are dependent on the performance of the Company relative to peer group companies in two key financial measures over a specific 3-year performance period. At each reporting period, we estimate the number of shares that will ultimately be issued for outstanding awards by ranking the Company amongst the peer group using historical and projected data for the Company and historical data for the peer group.

The Company adopted the provisions of SFAS 123(R) in the first fiscal quarter of 2006. In accordance with SFAS 123(R), the Company estimates expected forfeitures of share-based awards, including those outstanding pursuant to the LTIP. Forfeiture estimates are based on historical data as well as relevant current and expected future events. Upon adoption of SFAS 123(R), the Company recorded a cumulative effect adjustment to recognize the effect of estimating forfeitures of awards under the LTIP.

The after-tax amount of stock-based compensation expense recognized during each year as a result of performance awards pursuant to our LTIP is as follows:

2003 & 2004:	$—
2005:	585,765
2006 (Q1):	(16,700)
Awards under the LTIP can be settled in cash, stock or a combination of both at the option of the participant. Therefore, in accordance with variable award accounting under APB 25 (followed prior to adoption of SFAS 123(R) in the first quarter of fiscal 2006) and liability accounting under SFAS 123(R), a liability is carried on the balance sheet for the cumulative compensation expense recorded through the end of the reporting period.
16.	Please tell us whether awards to non-employee directors under the 2000 Plan are included in restricted stock awards on your balance sheet. In that regard, it appears that you record a liability as opposed to paid-in-capital. Please advise.

Response: In response to the Staff’s comment, awards of restricted stock units to non-employee directors under the 2000 Plan have been classified as a liability on the balance sheet. Our review of the provisions of APB 25 and SFAS 123(R) indicated that these awards should have been classified as equity because the units were granted to non-employee directors in exchange for services provided as directors and can only be settled in stock. The misstatement is limited to balance sheet classification and was less than 0.1 percent of total liabilities and 0.2 percent of total stockholders’ equity in each year presented. The Company considered the views of the staff of the SEC expressed in SAB 99 including quantitative and qualitative factors affecting materiality, and determined that there is not a substantial likelihood that a reasonable person would consider this balance and its misclassification important. The Company does not believe that the magnitude of the misclassification is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the item.

The Company reclassified the balance at 3/26/2006 to paid-in-capital in its second quarter 2006 10-Q filing. The amounts related to these awards misclassified as liabilities in the balance sheets at each reporting period were as follows:

01/01/2005	$240,000
12/31/2005	$540,000
03/25/2006	$633,462
In future Form 10-K and 10-Q filings, the Company will appropriately classify these amounts as equity.
17.	Please tell us the amount of total compensation costs recognized in income for stock-based employee compensation awards for each year presented and the line item in the statements of cash flows that includes stock-based compensation.

Response: In response to the Staff’s comment, total after-tax compensation costs recognized in income for stock-based employee compensation awards for each year presented are as follows:

2003	$419,000
2004	$251,000
2005	$675,000
2005 (Q1)	$341,000
2006 (Q1)	$162,000
Classification of the above amounts in the statements of cash flows is as follows:
2003-2005: Share-based compensation expense and the excess tax benefit related to share-based compensation were included in the “other” line under the adjustments to reconcile net income to net cash provided by operating activities and deemed immaterial by the Company for separate disclosure (as permitted by Rule 4-02 of Regulation S-X).
2006 (Q1): The Company adopted SFAS 123(R) in the first fiscal quarter of 2006. Share-based compensation expense is included in the “other” line under adjustments to reconcile net income to net cash provided by operating activities. Excess tax benefits of approximately $74,000 related to share-based payments are included as cash inflows in the “other” line under cash from financing activities. The related items were less than 10 percent of the average net cash flows from operating activities for the most recent three years and deemed immaterial by the Company for separate disclosure (as permitted by Rule 4-02 of Regulation S-X).
In the second fiscal quarter 2006 filing on Form 10-Q, the Company began separately disclosing non-cash share-based compensation expense in the reconciliation of net earnings to net cash used in operating activities and will continue to separately disclose this amount in future filings. In addition, the Company will also separately present excess tax benefits related to share-based payments as financing cash inflows and separately present the corresponding operating cash outflow. These disclosures are required by SFAS 123 (R), and, although currently immaterial, the Company believes that the information may be useful to a reader of the financial statements.

Note 13. Earnings Per Share, page 58
18.	Please tell us how you treat unvested restricted common stock in determining the number of shares outstanding used in your calculation of basic and diluted earnings per share. Refer to paragraph 10 of SFAS 128.

Response: In response to the Staff’s comment, both unvested restricted stock (contingently returnable shares) and any contingently issuable shares were included in the number of shares outstanding in our calculation of basic earnings per share when all necessary conditions had been satisfied, but were excluded when the vesting of the shares remained contingent upon future events as per paragraph 10 of SFAS 128. Unvested restricted stock and contingently issuable shares were included in the computation of diluted earnings per share, using the modified treasury stock method, as per paragraph 30 of SFAS 128.
Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2005
Selected Financial Data, page 16
19.	We believe that stockholders’ equity per share should be calculated using the number of shares outstanding at the end of the period. Please advise or revise future filings accordingly.

Response: In response to the Staff’s comment, we will revise future Form 10-K filings accordingly.
20.	In note (2) to the table you refer to Note 1 to the financial statements for information regarding the reclassification of facilitated services. It does not appear that Note 1 to the financial statements includes disclosure regarding facilitated services. Please revise future filings accordingly.

Response: In response to the Staff’s comment, the disclosures regarding facilitated services were included in a previous draft of the report and when those disclosures were removed this footnote was not appropriately updated. We will revise future Form 10-K and 10-Q filings accordingly.
Form 10-Q for the Twelve Weeks Ended March 25, 2006
21.	Please address the comments above in your Forms 10-Q as well.

Response: In response to the Staff’s comment, all applicable comments affecting Form 10-Q have been noted above.
In connection with this response, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
After you have had an opportunity to review the above responses to your comments, please contact me at 952-844-1060 to discuss any further questions or comments you might have.
Sincerely,

/s/ LeAnne M. Stewart
LeAnne M. Stewart
Senior Vice President and Chief Financial Officer

Schedule A
Significant items and their amounts included in accrued expenses and other liabilities for the twelve week period ended 3/25/06 and the fiscal years ended 12/31/05 and 1/1/05 are summarized as follows:
* * * * * * * * * * * * * * *